Exhibit 99.1

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, the Registrant hereby discloses the following information.
During the reporting period, Farzad Bazargan stayed at the Grand Hyatt Kuala Lumpur for a total of 5 room nights. The hotel is owned by a third-party, staffed by employees of the third-party owner and operated pursuant to a management agreement between the owner and an affiliate of the Registrant. Farzad Bazargan is an individual listed on the Specially Designated Nationals and Blocked Persons List (the “SDN List”) maintained by the Office of Foreign Assets Control in the U.S. Department of the Treasury (“OFAC”). The aggregate revenues received by the hotel for such stays were approximately $1,555 (including F&B and other revenue).  The ASPAC management and franchising segment EBITDA profit margin for the quarter ended September 30, 2013 was 25.7%.  Based on this information, the aggregate net profits received by the hotel for such stays were approximately $400, of which a minority portion is paid to an affiliate of the Registrant.  The Registrant believes that such hotel stays were exempt from the Iranian Transactions and Sanctions Regulations, 31 C.F.R. Part 560 (“ITSR”), pursuant to the International Emergency Economic Powers Act (“IEEPA”). The Grand Hyatt Kuala Lumpur intends to continue engaging in future similar transactions to the extent they remain permissible under IEEPA.
Also, during the reporting period, several individuals associated with Kasb International LLC stayed at the Grand Hyatt Dubai for a total of 30 room nights since Kasb International LLC was added to the SDN List on September 6, 2013, pursuant to a pre-negotiated standard preferred rate agreement. The hotel is owned by a third-party, staffed by employees of the third-party owner and operated pursuant to a management agreement between the owner and an affiliate of the Registrant. At the time the pre-negotiated standard preferred rate agreement was entered into, Kasb International LLC was not on the SDN List maintained by OFAC. The aggregate revenues received by the hotel for such stays were approximately $9,928 (including F&B and other revenue). The rates for such room nights were paid in accordance with the standard preferred rate agreement with Kasb International LLC.  The EAME/SW Asia management segment EBITDA profit margin for the quarter ended September 30, 2013 was 36.7%.  Based on this information, the aggregate net profits received by the hotel for such stays were approximately $3,644, of which a minority portion is paid to an affiliate of the Registrant.  The agreement with Kasb International LLC was terminated on October 24, 2013, and the Grand Hyatt Dubai does not intend to continue such activity with Kasb International LLC. The Registrant believes that such hotel stays were exempt from the ITSR, pursuant to IEEPA.